UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   April 7, 2010           File No.  001-33498

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Dejour to Present at the 2010 IPAA Investment Symposium

Denver Colorado, April 7, 2010 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) announced today that Co-Chairmen Robert L. Hodgkinson and Stephen R. Mut will present at the Oil and Gas Investment Symposium (OGIS) organized by the Independent Petroleum Association of America (IPAA) on Monday April 12, 2010, 4:10pm EST at the Sheraton New York Hotel and Towers in New York City.

Interested parties are invited to listen to a live webcast of the presentation at:

http://www.corporate-ir.net/ireye/conflobby.zhtml?ticker=DEJ&item_id=2726420.

Following the presentation, it can be accessed together with the accompanying slides from the Company's website www.dejour.com.

About Dejour

Dejour Enterprises Ltd. is a high growth oil and natural gas company operating multiple exploration and production projects in the Piceance / Uinta Basin (109,000 net acres) and Peace River Arch regions (20,000 net acres) of North America. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE- Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ). To learn more about Dejour go to www.dejour.com

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Dejour Enterprises Ltd.
(Registrant)

Dated: April 7, 2010	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer